Form 27
Securities Act
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT (ONTARIO)
[Section 118(1)(Alberta), Section 67(1)(B.C.) Section 81(2)(Nova Scotia) Section 84(1)(b)(Sask.-Form25)]

ITEM 1.	Reporting Issuer
CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario L5T 3A3

ITEM 2.	Date of Material Change
November 26, 2008

ITEM 3.	Press Release
A press release was issued in Mississauga, Ontario over CCNMatthews news wire service on November 26, 2003, a copy of which is attached hereto.

ITEM 4.	Summary of Material Change
See attached press release.

ITEM 5.	Full Description of Material Change
See attached press release.

ITEM 6.	Reliance on Section 75(3) of the Act (Ontario)
[118(2) (Alberta) 67(2)(B.C.) 81(3) (Nova Scotia) 84(2) (Saskatchewan)]
No reliance.

ITEM 7.	Omitted Information
None.

ITEM 8.	Senior Officer
Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary
Telephone: (905) 670-7777

ITEM 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

Dated in the City of Mississauga, this 28th day of November 2003.

/s/ SONYA STARK

Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary

460 Admiral Boulevard
Mississauga, Ontario, L5T 3A3
Tel: (905) 670-7777
Fax: (905) 670-7915
E-mail: cfm@cfmmajestic.com
Website: www.cfmcorp.com

PRESS RELEASE SYMBOL: CFM-TSE

CFM CORPORATION ANNOUNCES RECORD SALES FOR THE 4TH QUARTER AND FISCAL YEAR 2003

MISSISSAUGA, ONTARIO - November 26, 2003- CFM Corporation ("CFM") announced today its financial results for the fourth quarter and its fiscal year ended September 27, 2003.

  Sales increased 19% to $686 million for the year
  EPS before restructuring costs of $1.01 consistent with revised guidance

Sales for the fourth quarter increased 1% to $186 million from $183 million in the fourth quarter last year with sales for the 2003 fiscal year rising 19% to $686 million from $576 million last year. Excluding the impact of exchange rate fluctuations on the translation of CFM's U.S. dollar revenues, sales grew 12% for the quarter and 25% for fiscal 2003 compared to the same periods a year ago. Net income for the quarter decreased to $4.9 million from $14.6 million last year primarily as a result of restructuring costs of $8.0 million recorded in the fourth quarter of fiscal 2003. Net income of $35.9 million for the full year was down from $42.1 million in 2002 due to these same restructuring costs. Earnings per share ("EPS") were $0.12 for the quarter, a decrease of $0.24 when compared to the fourth quarter of the prior year. The $8.0 million of restructuring costs recorded in the fourth quarter of fiscal 2003 accounted for $0.12 of the decrease in EPS in the quarter compared to the fourth quarter of the prior year. EPS before restructuring costs* were $0.24 for the quarter, a decrease of $0.12 from the fourth quarter of the prior year. Management estimates that fourth quarter EPS was negatively impacted by $0.04 to $0.06 per share as a result of the strengthening Canadian dollar relative to the US dollar when compared to the fourth quarter of fiscal 2002. EPS for fiscal 2003 were $0.89 compared to $1.06 in fiscal 2002. EPS for the year ended September 27, 2003 before restructuring costs were $1.01 compared to $1.06 in fiscal 2002. Management believes EPS for the year were negatively impacted by $0.08 to $0.10 per share as a result of the strengthening of the Canadian dollar against the U.S. dollar during the year when compared to the prior year.

Financial Highlights

	Three Months Ended		Year Ended
($millions, except per share	Sept. 27, 2003	Sept. 28, 2002	Sept. 27, 2003	Sept. 28, 2002
amounts)
Net Sales	185.6	183.0	685.7	576.2
Gross Profit	48.1	54.2	187.6	173.7
Net Income	4.9	14.6	35.9	42.1
Earnings per share	0.12	0.36	0.89	1.06
Earnings per share before	0.24	0.36	1.01	1.06
restructuring costs*

EBITDA before restructuring
costs (see enclosed definition)	22.3	27.6	86.8	82.0

*Earnings per share before restructuring costs have been determined by taking net income for the applicable period, adding to it the restructuring costs, deducting provision for income taxes applicable to the restructuring charge to arrive at net income before restructuring costs for the applicable period and dividing net income before restructuring costs by the average number of shares outstanding during such period. Earnings per share before restructuring costs is presented as a measure of the normal operating performance of the Company. A reconciliation of earnings per share before restructuring costs to earnings per share is as follows:

	For the year ended		For the year ended
	September 27, 2003		September 28, 2002
	Earnings	EPS	Earnings	EPS

Net Income	35.9	0.89	42.1	1.06
Restructuring cost	8.0	0.20	-	-
Income tax related to restructuring costs	(3.2)	(0.08)	-	-

Net Income before restructuring costs	40.7	1.01	42.1	1.06

Earnings per share before restructuring costs is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as earnings per share before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

"CFM faced some challenges in fiscal 2003 that affected the Company's bottom line", said Colin Adamson, Chairman and Chief Executive Officer. "The loss of hearth product at a significant customer, which we announced in May, had a negative impact on sales and earnings in the fourth quarter. The strong Canadian dollar also affected our results. On the other hand, real sales growth was up an impressive 25% and we believe this to be a good indicator of CFM's strong growth prospects going forward. The restructuring charges have also affected our results; however, we believe that these costs are a necessary investment in our future that will help put CFM in an even better position to generate solid sales and earnings growth into the future."

Sales by Product Category

	Three Months Ended		Year Ended
($millions)	Sept. 27, 2003	Sept. 28, 2002	Sept. 27, 2003	Sept. 28, 2002
Hearth and Heating Products	151.5	163.4	452.6	443.2
Barbeque and Outdoor Products	28.6	19.6	216.4	133.0
Water Products	5.5	-	16.7	-
	185.6	183.0	685.7	576.2

Before the impact of strengthening Canadian dollar relative to the US dollar, hearth and heating products sales increased 4% in the quarter when compared to the fourth quarter of the prior year . For the full year, hearth and heating products sales increased 8% compared to the prior year before the impact of foreign exchange.

Real sales growth in barbeque and outdoor products before the impact of the stronger Canadian dollar was 55% for the quarter and 68% for the year ended September 27, 2003 as compared to the same periods a year ago.

Gross Profit

Gross profit for the quarter ended September 27, 2003 was $48.1 million, down from $54.2 million in the fourth quarter of 2002. For the full year, gross profit was $187.6 million, an increase of $13.9 million from $173.7 million in the prior year.

EBITDA before restructuring costs**

Earnings before restructuring costs, interest, taxes and amortization ("EBITDA before restructuring costs") for the quarter were $22.3 million versus $27.6 million in the corresponding period in the prior year. EBITDA before restructuring costs, as a percentage of sales, decreased to 12.0% from 15.1% in the fourth quarter last year. On a year-to-date basis, EBITDA before restructuring costs were $86.8 million, up $4.8 million from the prior year. EBITDA before restructuring costs, as a percentage of sales, decreased to 13% from 14% in fiscal 2002.

**EBITDA before restructuring costs is defined as earnings before the taking of any deductions in respect of interest, taxes, amortization and restructuring costs. EBITDA before restructuring costs is presented before deductions for interest expense, tax expense, amortization and restructuring costs as this is a widely accepted measure of a company's normal operating performance. EBITDA before restructuring costs has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes and restructuring costs which are disclosed as individual line items within the Consolidated Statement of Operation as follows:

	For the three months ended		For the year ended
	September	September 28,	September	September
($ million)	27, 2003	2002	27, 2003	28, 2002

Net income for the period	4.9	14.6	35.9	42.1
Restructuring costs	8.0	-	8.0
Amortization	4.8	3.5	17.3	13.3
Interest income	-	(0.1)	(0.2)	(0.2)
Interest expense	2.2	2.0	8.3	7.1
Income taxes	2.4	7.6	17.5	19.7

EBITDA before restructuring costs	22.3	27.6	86.8	82.0

EBITDA before restructuring costs are not recognized measures for financial statement presentation under GAAP. Non-GAAP measures (such as EBITDA before restructuring costs) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

Cash Flows Provided by Operating Activities

Cash flows generated by operating activities in the quarter were $29.1 million, an increase of $24.7 million from the $4.4 million generated in the fourth quarter of 2002. Cash flows generated by operating activities for the year ended September 27, 2003 were $66.4 million, an increase of 32% from $50.2 million in the prior year.

Net Bank Debt***

Net bank debt decreased in the quarter to $152.6 million, down $23.2 million from June 28, 2003. Net bank debt for the full year decreased by $29.0 million from September 28, 2002 balance of $181.6 million.

***Net bank debt is defined as bank debt (current and long-term),plus bank indebtedness, plus senior unsecured notes payable less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

Net bank debt is not a recognized measure for financial statement presentation under GAAP. Non-GAAP financial measures (such as net bank debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider this financial measure in the context of CFM's GAAP results, as provided in the attached summary financial statements.

Weighted Average Shares Outstanding

The weighted average shares outstanding during the quarter ended September 27, 2003 decreased by 289,000 shares to 40,306,000 as compared to 40,595,000 shares outstanding during the fourth quarter of fiscal 2002. The decrease is primarily due to the repurchase of 685,600 shares under the Normal Course Issuer Bid offset by the issuance of 126,494 shares during the year as part of the first deferred payment due in connection with the acquisition of Greenway and 358,840 shares upon the exercise of stock options exercised. CFM did not repurchase any common share in the quarter. For the year ended September 27, 2003 the weighted average number of shares outstanding were 40,215,000 shares, which compares to 39,836,000 outstanding for the year ended September 28, 2002. The increase is primarily as a result of shares issued in connection with the making of the first deferred payment due in connection with the acquisition of Greenway (126,494 shares), and as a result of shares issued on the exercise of stock options in the year (358,840 shares) plus the full year effect of the 2,526,314 shares issued in connection with the 2002 purchase of Keanall, partially offset by the repurchase of 685,600 shares in the year under the Company's normal course issuer bid.

2004 Outlook

CFM is continuing with its restructuring plans as announced on October 23, 2003. Before these restructuring costs, CFM continues to expect EPS for fiscal 2004 to be in the range of $1.00 to $1.10. CFM continues to expect EPS for fiscal 2004 in the range of $0.56 to $0.76 when the restructuring costs are taken into account.

Change in Reporting Currency for Fiscal 2004

The Company also announced today that it intends to change its reporting currency from Canadian dollars to U.S. dollars, effective for the first quarter of fiscal 2004. With a significant portion of the Company's operations in the United States, reporting in Canadian dollars has resulted in significant variability in the Company's reported results caused by fluctuations in the value of the Canadian dollar relative to the U.S. dollar which impact the translation of the Company's U.S. dollar results. The Company believes the amounts resulting from this translation are not reflective of the Company's true operating performance. In addition, as a result of the recent private placement of senior unsecured notes, the Company has an increasing U.S. investor base and, accordingly, the Company feels that reporting in U.S. dollars would provide investors and other users of its financial statements with more relevant and meaningful information on the Company's performance and financial position.

The change in reporting currency will be effective for the reporting of the Company's results for the first quarter of fiscal 2004 and, in accordance with GAAP, all prior year comparative financial information will also be restated and translated into US dollars. A summary of key financial highlights for fiscal 2003 and fiscal 2002 reported in U.S. dollars is as follows:

	As at	As at
US$ [in millions of dollars except	September 27, 2003	September 28, 2002
Earnings per share]

Total Assets	462.1	421.5

Total Liabilities	217.3	203.8
Total Shareholders Equity	244.8	217.7
	462.1	421.5

Operating Highlights	Year Ended	Year Ended
	September 27, 2003	September 28, 2002

Sales	470.4	366.8
Gross margin	128.2	110.5
EBITDA before restructuring costs	59.2	52.1
Net income	24.2	26.7

EPS	0.60	0.67
EPS before restructuring costs	0.69	0.67
Diluted EPS	0.59	0.65

* * * * *

This press release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, without limitation, general economic conditions, consumer confidence, the level of housing starts and demographics, CFM's ability to develop new products, patent protection, weather and related customer buying patterns and manufacturing issues, industry capacity, product liability, availability of gas and gas prices, mass merchant consolidation, credit and collections, supply and cost of raw materials, purchased parts and personnel, costs of certain employee benefits, the inability to increase selling prices as costs increase, competition, foreign currency fluctuations and government regulation. These factors and other risks and uncertainties are discussed in detail in CFM's Annual Information Form dated February 10, 2003 and in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions. Statements made in this press release are made as of November 26, 2003 and CFM disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

CFM is a leading integrated manufacturer of home products and related accessories in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs, and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbecues, barbecue parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea.

FOR FURTHER INFORMATION CONTACT:

COLIN M. ADAMSON	J. DAVID WOOD
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer
(905) 670-7777	(905) 670-7777

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of dollars, unaudited)

As at	Sept. 27, 2003	Sept. 28, 2002
	$	$
ASSETS
Current
Cash and cash equivalents	18,110	11,720
Accounts receivable	144,111	156,064
Inventory	107,694	118,232
Prepaid and other expenses	2,632	4,123
Future income taxes	17,665	9,588
Total current assets	290,212	299,727
Capital assets, net	101,776	116,376
Other assets	7,184	6,780
Goodwill, net	217,665	232,716
Intangible assets	7,305	8,298
Future income taxes	1,013	888
Total assets	625,155	664,785

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	14,271	19,279
Accounts payable and accrued liabilities	83,416	79,152
Current portion of long-term debt	11,091	16,338
Current portion of note payable	6,689	14,722
Income taxes payable	3,095	1,370
Future income taxes	1,978	205
Total current liabilities	120,540	131,066

Long-term debt	145,334	157,695
Note payable	2,842	4,978
Future income taxes	25,233	27,662
Total liabilities	293,949	321,401

Minority interest	40	8

Shareholders' equity
Share capital	163,586	161,498
Retained earnings	186,995	156,501
Cumulative translation adjustment	(19,415)	25,377
Total shareholders' equity	331,166	343,376

Total liabilities and shareholders' equity	625,155	664,785

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
(In thousands of dollars except for earnings per share, unaudited)

	Three Months Ended		Year Ended
	Sept. 27,	Sept. 28,	Sept. 27,	Sept. 28,
	2003	2002	2003	2002
	$	$	$	$

Sales	185,552	182,954	685,663	576,232
Cost of sales	137,478	128,721	498,017	402,534
Gross profit	48,074	54,233	187,646	173,698

Expenses
Selling and administrative, research and development	25,791	26,679	100,892	91,734
Amortization	4,867	3,505	17,253	13,319
Interest income	(25)	(84)	(188)	(282)
Interest expense	2,191	1,965	8,382	7,127
Restructuring costs	7,986		7,986
	40,810	32,065	134,325	111,898

Income before income taxes	7,264	22,168	53,321	61,800
Income taxes	2,405	7,597	17,464	19,719

Net income for the period	4,859	14,571	35,857	42,081

Retained earnings, beginning of period	182,136	142,535	156,501	119,942
Options repurchased [1]		(342)		(2,598)
Premium on repurchased common shares		(429)	(5,363)	(1,076)
Goodwill impairment		166		(1,848)

Retained earnings, end of period	186,995	156,501	186,995	156,501

Earnings per share	0.12	0.36	0.89	1.06

Earnings per share before restructuring costs	0.24	0.36	1.01	1.06

Diluted earnings per share	0.12	0.35	0.88	1.03

[1] Net of tax of		207		1,584

CFM CORPORATION
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of dollars, unaudited)

	Three Months Ended		Year Ended
	Sept. 27,	Sept. 28,	Sept. 27,	Sept. 28,
	2003	2002	2003	2002
	$	$	$	$
Cash flows from operating activities
Net income for the period	4,859	14,571	35,857	42,081
Add (deduct) items not involving cash
Amortization	4,867	3,505	17,253	13,319
Future income taxes	(7,809)	(1,268)	(2,967)	6,432
Minority interest	11	(5)	32	(11)
Loss on disposal of capital assets	70	8	85	144
Non-cash interest on Keanall note payable	46	118	284	357
Restructuring costs	7,690		7,690
	9,734	16,929	58,234	62,322

Change in non-cash working capital	19,367	(12,484)	8,141	(12,141)
Cash flows provided by operating activities	29,101	4,445	66,375	50,181

Cash flows from investing activities
Acquisitions, net of cash acquired	(142)	(1,914)	(4,404)	(29,421)
Purchase of capital assets	(1,962)	(4,335)	(12,307)	(20,854)
Development costs	(282)	(584)	(655)	(584)
Proceeds on disposal of capital assets	4	7	46	64
Cash flows used in investing activities	(2,382)	(6,826)	(17,320)	(50,795)

Cash flows from financing activities
Proceeds from private placement debt	82,061		82,061
Repayment of non-revolving term facility	(9,756)		(26,811)	(11,280)
Revolving term facility, net	(84,833)	(591)	(69,876)	31,645
Bank indebtedness	1,116	15,913	(4,193)	3,445
Repayment of note payable	(3,750)	(3,750)	(15,000)	(10,000)
Deferred financing costs	(2,411)		(2,411)
Repurchase of common shares		(586)	(8,090)	(1,705)
Options repurchased		(682)		(4,182)
Issuance of common shares	996	38	2,951	114
Cash flows provided by (used in) financing
activities	(16,577)	10,342	(41,369)	8,037
Effect of foreign currency translation on cash
and cash equivalents	(130)	328	(1,296)	31
Net increase (decrease) in cash and cash
equivalents during the period	10,012	8,289	6,390	7,454

Cash and cash equivalents, beginning of period	8,098	3,431	11,720	4,266
Cash and cash equivalents, end of period	18,110	11,720	18,110	11,720